WRITER'S DIRECT NUMBER:
(212) 848-5009

WRITER'S EMAIL ADDRESS:
astolper@shearman.com

October 26, 2010

BY EDGAR

Mr. Andrew Mew
United States Securities and Exchange Commission
Division of Corporation Finance
Accounting Branch Chief
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

MetroGAS S.A.
Form 20-F for Fiscal Year Ended December 31, 2009
Filed July 14, 2010
File No. 001-13442

Dear Mr. Mew:

MetroGAS S.A. (the "Company") has received a comment letter dated September 28, 2010 from the staff of the Division of Corporation Finance (the "Staff") of the United States Securities and Exchange Commission (the "Commission") concerning the Company's annual report on Form 20-F for fiscal year ended December 31, 2009 (the "Form 20-F"). On behalf of the Company, we advise you as follows regarding your comments noted below:

General

  Where a comment below requests additional disclosures to be included, please show us in your response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

  Response

  In response to the Staff's comment, where a comment below requests additional disclosures to be included, the Company's responses below show what the revised disclosures would look like. These additional disclosures will be included in the Company's future filings.

  In future filing, please number all of the pages in each filing for easy reference, including each page of the financial statements.

  Response

  In response to the Staff's comment, the Company will number all of the pages of each future filing for easy reference, including each page of the financial statements.

  Item 5. Operating and Financial Review and Prospects

  A. Liquidity and Capital Resources

  Please enhance your operating cash flow disclosure by providing a discussion and analysis of the material factors that impact the comparability of operating cash flows between comparative periods in terms of cash. When more than one factor impacts the comparability of operating cash flows between comparative periods, please quantify each of the factors. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at "http://www.sec.gov/rules/interp/33-8350.htm">http://www.sec.gov/rules/interp/33-8350.htm for guidance.

  In response to the Staff's comment, the table below sets forth the material factors that impact the comparability of the Company's operating cash flows between comparative periods in terms of cash:

	For the year ended December 31,
	2009	2008	Variation
	(in millions of Pesos)
Net cash provided by operating activities	251.5	172.4	79.1
Net loss for the year	(78.3)	(13.5)	(64.8)
Adjustments to reconcile net loss to cash flow provided by operating activities	292.3	234.1	58.2
Net loss for the year adjusted to reconcile to cash flow	214.0	220.6	(6.6)

Changes in working capital
Trade receivables	(2.5)	(26.5)	24.0
Other receivables	(26.9)	(20.9)	(6.0)
Inventories	(8.2)	(3.4)	(4.8)
Accounts payable	77.7	17.3	60.4
Payroll and social security	4.7	4.8	(0.1)
Taxes payable	(1.6)	(8.1)	6.5
Other liabilities	1.8	(1.1)	2.9
Contingencies	(0.4)	(0.7)	0.3
Minimum presumed income tax paid	(7.1)	(9.6)	2.5
	37.5	(48.2)	85.7
Net cash provided by operating activities	251.5	172.4	79.1

  As shown in the table above, net cash provided by operating activities amounted to Ps. 251.5 million during 2009 compared to Ps. 172.4 million during 2008. Such increase in net cash flows provided by operating activities was mainly due to the decrease in cash flows required for working capital needs driven primarily by an increase in accounts payable and a decrease in trade receivables.

  4. Critical Accounting Policies and Estimates

  2. Impairment of long-lived assets

  We note your disclosure, "[t]he carrying value of our long-lived assets is considered impaired when the expected undiscounted cash flows from the assets is separately identifiable and less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the market value of the long-lived asset. No impairment losses have been recognized for any of the periods presented." Based on various disclosures throughout the filing, we note the following matters which raise concern as to whether a potential impairment of your long-lived assets may exist under US GAAP:
    For the fiscal year 2009 compared to fiscal year 2008 (ending December 31st), your operating income decreased approximately 19.7%. For the fiscal year 2008 compared to fiscal year 2007 (ending December 31st), your operating income decreased approximately 4.5%.
    Refer to your disclosure on page F-8 where you state, "[N]otably and despite the Company's ongoing effort to renegotiate, MetroGAS' distribution tariff has not been adjusted in over ten years in a way that corresponds to its distribution margin." Further, we note that you had not recorded the effects of the Transition Agreement as of December 31, 2009 because of difficulties you disclose with ENARGAS; the Natural Gas Regulatory Board.

In light of the aforementioned considerations, summarize for us the results of your most recent impairment test pursuant to the guidance in ASC Topic 360-10. Please revise your future disclosure to provide an expanded discussion of your material assumptions with an analysis of how actual results have compared to your prior projections and how any differences were considered in your most recent analysis.

Response

In response to the Staff's comment, the Company supplementally advises the Staff that for fiscal year ended December 31, 2009 the Company identified impairment indicators and performed an impairment test on its property, plant and equipment based on the guidance in ASC Topic 360-10. Pursuant to such test, the Company compared the net carrying amounts of its long-lived assets to the estimated undiscounted future cash flows expected to be generated by such assets and determined that the assets were not impaired.

With respect to the material assumptions used in performing such impairment test, taking into account (i) the nature, timing and extent of the Company's a tariff renegotiation process with the Argentine National Government, (ii) the erosion of the Company's operating profit resulting from increases in the Company's operating costs (which in turn are the result of inflationary pressures and cannot be recovered through tariff adjustments due to the current tariff freeze), (iii) an analysis of how actual results have compared to the Company's projections for prior periods, (iv) the recent experience of the other gas distribution company in the Buenos Aires metropolitan area (the principal gas market in Argentina), Gas Natural Ban, who had its renegotiation agreement approved by the Argentine Executive Branch on April 10, 2006 (which was subsequently implemented by the Ente Nacional Regulador del Gas (the "National Gas Regulatory Board" or "ENARGAS") on April 9, 2007 and October 10, 2008) and has now begun its full rate tariff review and (v) the status of the Company's current negotiations with the Argentine National Government, the Company assembled three different cash flow scenarios using a probability-weighted approach which considered the likelihood of each possible outcome in accordance with ASC Topic 360-10-35. As further described below, each of these scenarios contemplates different assumptions and the Company assigned a probability of occurrence to each cash flow projection based on current, factual information. Additionally, all cash flow projections have been prepared taking into consideration the remaining term of the Company's gas license, which does not exceed the residual useful life of the Company's long-lived assets.

Below please find a summary of the material assumptions of the Company's different cash flow scenarios as well as the probability assigned to each:

    Scenario 1: The principal assumption in this scenario is the implementation by ENARGAS during 2010 of the transition agreement the Company signed with the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos ("UNIREN"), which was approved by the Argentine Executive Branch on April 14, 2009 pursuant to Decree No. 234/2009 (the "Transition Agreement"). Additionally, this scenario assumes that the Transition Agreement would be implemented retroactively as of September 2008. Based on these assumptions, this scenario includes gradual tariff increases beginning in 2010 with the implementation of the first step of the Transition Agreement, continuing in 2011 with a semi-annual tariff review in order to adjust tariffs to the general cost index variation, in 2013 with a full rate tariff review, in 2018 with a five-year tariff review and in 2023 with a subsequent five-year tariff review. These estimated tariff increases take into consideration application of the gas rules included in Law No. 24,076 of June 1992 (the "Gas Act"), pursuant to which ENARGAS must provide gas companies with (1) an opportunity to collect revenues sufficient to recover all proper operating costs reasonably applicable to service, taxes and depreciation and (2) a reasonable rate of return, determined in relation to the rate of return of businesses having comparable risk, efficiency and quality of service.

Within this scenario, the Company considered three different possible cash flows associated with the magnitude of the expected maintenance expenditures and the tariff increases expected from the five-year tariff reviews contemplated by the Company's gas license. The Company assigned a probability of occurrence to each of the three possible cash flows in order to obtain the probability-weighted undiscounted cash flow for this scenario.

The Company assigned a probability of occurrence of 60% to this cash flow scenario based on:

(a) the execution of the Transition Agreement;

(b) the recent experience of the other gas distribution company in the Buenos Aires metropolitan area (the principal gas market in Argentina), Gas Natural Ban, who, as noted above, not only has executed a renegotiation agreement with the Argentine National Government but also had its new tariff schedules approved by ENARGAS, which enable it to invoice its distribution services under the new tariffs;

(c) the Company's current regulatory framework, which includes the Gas Act and the above-mentioned rules relating to gas tariffs; and

(d) the renegotiation agreements signed by all other gas distribution companies, except for the Company, and one other gas distribution company, which agreements permit the parties thereto to begin a full rate tariff review and establish (i) a semi-annual tariff review in order to adjust tariffs to the general cost index variation whenever such index varies by more than 5% and (ii) a five-year tariff review similar to the five year tariff review contemplated by the Company's gas license (see Item 4 "Information on the Company - Business Overview - Regulatory Framework - ENARGAS - Tariffs" in the Form 20-F).
    Scenario 2: The principal assumption in this scenario is that the Transition Agreement is not implemented by ENARGAS during 2010. This continued delay in the Company's tariff adjustment, combined with the Company's inability to generate sufficient cash flows to pay its financial debt obligations, would lead the Company to file a petition for a voluntary reorganization (concurso preventivo) in an Argentine court. This scenario further assumes that the Company would successful comply with a court-ordered reorganization plan, including the refinancing of all of its outstanding debt obligations on acceptable terms. Additionally, this scenario assumes the Company would reach an acceptable agreement with the Argentine National Government during 2011 (to be applied prospectively) resulting in a tariff increase in 2011, which would reach levels similar to those currently being applied by Gas Natural Ban, and five-year tariff reviews in 2015 and 2020.

Within this scenario, the Company considered three different possible cash flows associated with the magnitude of the tariff increases expected from the five-year tariff reviews contemplated by the Company's gas license. The Company assigned a probability of occurrence to each of the three possible cash flows in order to obtain the probability-weighted undiscounted cash flow for this scenario.

The Company assigned a probability of occurrence of 30% to this cash flow scenario based on Gas Natural Ban's recent experience. The Company also took into consideration the fact that the Gas Natural Ban tariff increases did not lead to social unrest, protests by customers or objections from consumer advocacy organizations or the National Ombudsman.

    Scenario 3: The principal assumption in this scenario is that the Transition Agreement is not implemented by ENARGAS during 2010. This continued delay in the Company's tariff adjustment, combined with the Company's inability to generate sufficient cash flows to pay its financial debt obligations, would lead the Company to file a petition for a voluntary reorganization (concurso preventivo) in an Argentine court. However, unlike scenario 2, this scenario assumes that the Company would not comply with a court-ordered reorganization plan, including failing to refinance all of its outstanding debt obligations on acceptable terms. Instead, this scenario assumes the declaration of bankruptcy against the Company and the revocation of the Company's gas license.

The Company assigned a probability of occurrence of 10% to this cash flow scenario based on (a)  the Company's 10-year experience with delays in its tariff renegotiation process with the Argentine National Government and (b) the fact that, prior to the Argentine Executive Branch executing a renegotiation agreement with the Company, the Argentine Executive Branch requires the Company's majority shareholder, the BG Group, to suspend any and all claims or actions brought by it against the Argentine Government relating to Law No. 25,561 of January 2002, which among other things froze tariffs.

Taking into account the three scenarios outlined above, based on the probability-weighted undiscounted cash flows method, the Company determined that its undiscounted expected cash flows exceeded their net carrying value by more than 200%. Therefore, the Company did not proceed to step two of the ASC Topic 360-10 impairment analysis and concluded that its property, plant and equipment were not impaired.

Furthermore, in response to the Staff's comment, the Company will revise future filings to include a summary of its most recent impairment test and an expanded discussion of its material assumptions, along with an analysis of how actual results have compared to its prior projections and how any differences were considered in its most recent analysis.

Item 15. Controls and Procedures

3. Controls and Procedures

1. Disclosure Controls and Procedures

  We note your disclosure controls and procedures conclusion is "as of December 31, 2009," rather than "as of the end of the period covered by the report." Please confirm for us and disclose in future filings the conclusion by your officers was as of the end of the period covered by the report.

  Response

  In response to the Staff's comment, the Company confirms its disclosure controls and procedures conclusion was as of the end of the period covered by the report. Additionally, the Company will disclose in future filings that the conclusion by its officers was as of the end of the period covered by the report.

  You state that your management including your Chief Executive Officer and Chief Financial Officer evaluated your disclosure controls and procedures. However, your principal executive and financial officers only concluded that your disclosure controls and procedures were effective to enable you to record, process, summarize and report information required to be included in the reports that you file or submit under the Exchange Act with the time period required. Please also state whether these same officers concluded the controls and procedures were effective in ensuring that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to its management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

  Response

  In response to the Staff's comment, the Company's Management, including its Chief Executive Officer and Chief Financial Officer, concluded that the Company's controls and procedures were effective in ensuring that information required to be disclosed by the Company in the reports it files or submits under the Securities Exchange Act of 1934, as amended is accumulated and communicated to the Company's Management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

  Exhibits 12.1 and 12.2 - Section 302 Certifications

  Refer to your 302 certifications regarding changes to your internal control over financial reporting. You disclose in paragraph 4(d) your reference to "the period covered by the annual report" rather than the required disclosure of "the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report.)" Please confirm in your response that for each 302 certification signed by your Chief Executive Officer and Chief Financial Officer the annual report disclosed any change in the Company's internal controls over financial reporting that occurred during the Company's fourth fiscal quarter in fiscal 2009 that materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting, and in future filings, you will revise paragraph 4(d) to comply with Item 601(31) of Regulation S-K.

Response

In response to the Staff's comment, the Company confirms that for each 302 certification signed by the Company's Chief Executive Officer and Chief Financial Officer the annual report disclosed any change in the Company's internal controls over financial reporting that occurred during the Company's fourth fiscal quarter in fiscal 2009 that materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. Additionally, the Company will revise paragraph 4(d) of each 302 certification to comply with Item 601(31) of Regulation S-K in future filings so that such paragraph reads as follows:

"Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter (the Company's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting."

******

In accordance with the requests at the end of your letter, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at 212-848-5009 or Eduardo Villegas Contte, Chief Financial Officer of the Company, at 011-54-11-4309-1434.

Very truly yours,

/s/ Antonia E. Stolper

cc: Andrés Cordero Gimenez - Chief Executive Officer - MetroGAS S.A.
Eduardo Villegas Contte - Chief Financial Officer - MetroGAS S.A.